July 29, 2021

VIA E-mail

Jonathan D. Van Duren, Esq.
Bryan Cave Leighton Paisner LLP
One Metropolitan Square, Suite 3600
St. Louis, MO 63102

         Re: Sweater Cashmere Fund
             File Nos. 333-257605, 811-23712

Dear Mr. Van Duren:

           On July 1, 2021, you filed an initial registration statement on Form N-2 on behalf of the
Sweater Cashmere Fund (the    Fund   ), under the Securities Act of 1933 (the
 1933 Act   ) and the
Investment Company Act of 1940 (the    1940 Act   ). We have reviewed the
registration
statement and provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                           GENERAL

    1. The staff notes that the facing sheet includes a registration fee table. Please advise the staff whether, in accordance with revisions to Rules 23c-3 and 24f-2, the Fund plans to rely on the new payment structure permitting interval funds to register an indefinite number of shares and pay registration fees based on net issuance of shares.

    2. Please tell us if you have presented any test the waters materials to potential investors in connection with these offerings. If so, we will request these materials for review.


                                         PROSPECTUS

Cover Page

    3. Please disclose the intervals between deadlines for repurchase requests and pricing and repayment. Please also include a cross reference to the relevant sections of the
         prospectus that discuss the Fund   s repurchase policies and attendant
risks. See Guide
         10 to Form N-2.
 Mr. Van Duren, Esq.
July 29, 2021
Page 2

   4. Please disclose in the bullet points on the cover page that the amount of distributions that the Fund may pay, if any, is uncertain. Please also disclose that the Fund may pay distributions in significant part from sources that may not be available in the future and
         that are unrelated to the Fund   s performance, such as from offering
proceeds,
         borrowings and amounts from the Fund   s affiliates that are subject
to repayment by
         investors.

Prospectus Summary

   5. Investment Objective and Strategies (page 1). The second paragraph of this section refers to investments in professionally managed private venture capital funds, which the
         prospectus defines as    Portfolio Funds.
           a. Please explain to the staff whether these    Portfolio Funds
differ from the
                  Private Funds    defined on page five of the SAI, and which
the SAI notes will
               comprise no more than 15% of the Fund   s net assets.
           b. If Portfolio Funds differ from the Private Funds, please disclose in the prospectus the extent to which the Fund will invest in Portfolio Funds and whether these funds rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act. If the Fund will invest more than 15% of its net assets in funds that rely on Sections 3(c)(1) or 3(c)(7), please note the Fund should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please confirm to us that the Fund will (i) invest
               15% or less of its net assets in funds that rely on Sections 3(c)(1) or 3(c)(7); or (ii)
               the Fund will impose a $25,000 initial investment minimum and will limit investments to accredited investors. We may have additional comments after reviewing your response.

   6. Investment Objective and Strategies (page 1). The second paragraph of this section indicates that the Fund will co-invest with venture capital funds and other investors.
         Please inform the staff whether these venture capital funds or other investors will be affiliated with the Fund or Adviser. If so, please advise the staff whether the Fund is seeking or plans to seek an exemptive order to permit it to co-invest.

   7. Use of Proceeds (page 2). The disclosure in this section notes that the Fund expects to
         invest all or substantially all of the net proceeds    within
approximately three years after
         receipt of the proceeds . . . .    Please note that for closed-end
funds with a primary
         investment objective of investing in a small business, it is the staff s position that proceeds from an offering must be invested within two years. See Guide 1 to Form N-
         2, which discusses this position and defines    small business.

   8. Principal Risk Considerations (page 5). The fourth bullet point on this page refers to
            Private Companies.    However, that term does not appear to be
defined anywhere in
         the registration statement. Please define this term.
 Mr. Van Duren, Esq.
July 29, 2021
Page 3

Summary of Fund Fees and Expenses

   9.    Fees and Expenses (page 6). Footnote (2) states that    [o]ther
expenses are estimated . .
         . .    Please revise this disclosure to clarify that other expenses are estimated for the
         current fiscal year. See Instr. 6 to Item 3 of Form N-2.

   10. Example (page 7). Please include a second example assuming that shares are repurchased at the end of Year 1. Cf. Instr. 4(e) to Item 3 of Form
N-1A.

Investment Objective, Strategies and Policies

   11. Investment Strategy (page 8). Please describe any fundamental policies that cannot be changed without a shareholder vote. See Item 8.2 of Form N-2.

   12. Investment Strategy (page 8). The final paragraph on this page states that the Adviser expects to use a range of resources to identify Portfolio Companies and Portfolio
         Funds for investment, and to leverage its operational and venture networks to general
         high-quality deal flow    (emphasis added). Please provide examples of
this    range of
         resources.

Risks

   13. Portfolio Fund Risks (pages 14-16). Please consider including a sub-heading for each sub-risk discussed.

   14. Non-U.S. Investments Risk (page 17). In connection with this risk, please also disclose that (a) it may be difficult to obtain or enforce a court judgment abroad; and (b) there may be difficulties in transaction settlements and the effect of this delay on shareholder equity. See Guide 9 to Form N-2.

   15. Foreign Currency Risk (page 17). Please disclose the risk of a possible decrease in share value as a result of currency fluctuations between the date of tender and the repurchase pricing date if the Fund has invested a portion of its portfolio in foreign markets. See Guide 10 to Form N-2.

Fund Management

   16. Fund Board and Officers (page 18). The first paragraph of this section notes that a
         majority of the Trustees are independent,    which means they are not
officers of the
         Fund or affiliated with the Adviser.    Please revise the sentence to
state that
            independent    means that Trustees are not    interested persons
as that term is defined
         under the 1940 Act.

   17. Investment Adviser and Management Contract (page 18). Please provide a description
         here of the Adviser   s investment advisory experience. See Item 9.1.b
of Form N-2.
 Mr. Van Duren, Esq.
July 29, 2021
Page 4


   18. Investment Adviser and Management Contract (page 18). Please disclose any conflicts of interest that may arise related to the allocation of investment opportunities by the
         Adviser between the Fund and other clients in the future.

   19. Investment Adviser and Management Contract (page 18). Please identify here, or in another section of the prospectus that the Fund considers appropriate, each person who controls the Fund as of a date within 30 days of the filing. See Item
9.3 of Form N-2.

Plan of Distribution

   20. How to Purchase Fund Shares (page 24). The staff notes that the Fund s website currently includes a link that appears to be a waitlist for individuals to sign up to invest in the Fund. Please supplementally explain to the staff why such a waiting list does not present issues under the provisions of the 1933 Act restricting certain publicity and communications during the registration process, commonly known as gun jumping.

Share Repurchases

   21.   The third paragraph on page 25 refers to a    written notice (which is
currently expected
         to be sent through email, text message, and/or the Fund   s mobile
app, to the extent
         permitted by law) . . . .    The fourth paragraph indicates that
[t]his notice may be
         included in a shareholder report or other Fund document.
           a. Please confirm that    to the extent permitted by law    includes
Commission
               guidance on electronic communications.
           b. Please consider revising the third paragraph, as Rule 30e-3 provides that investors may elect to receive shareholder reports (which current disclosure indicates may include the Rule 23c-3 repurchase offer notice) in paper.

   22.   Early Repurchase Fee (page 26). The disclosure in the table to this section indicates
         that the 2.0% early repurchase fee will be assessed if a shareholder tenders shares within 185 days after purchase. However, Footnote 1 to the fee table on page six discloses this 2.0% fee will be assessed if shares are tendered within 182 days after purchase. Please reconcile this timing discrepancy.

Description of Shares

   23. Please disclose in this section whether shareholders are liable to further calls or assessments by the Fund. See Item 10.1.a.

Tax Matters

   24. Taxation as a Registered Investment Company (page 31). The final paragraph on this
         page states    [f]or example if the Fund holds debt obligations that
are treated under
         applicable tax rules as having original issue discount (   OID   ),
such as debt instruments
 Mr. Van Duren, Esq.
July 29, 2021
Page 5

         with PIK interest . . . .    If the Fund expects to invest
significantly in OID securities,
         please disclose this as part of the Fund   s strategy and discuss the
risks presented by
         OID investments, including that:
           a. market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;
           b. use of OID securities may provide certain benefits to the Adviser, including increasing management fees;
           c. the Fund may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds or the sale of Fund assets; and
           d. the required recognition of OID interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component
              of the Fund   s taxable income that must, nevertheless, be
distributed in cash to
              investors to avoid it being subject to corporate level taxation.

   25. Taxation of U.S. Shareholders (page 33). Please disclose the tax consequences to shareholders of share repurchases and related portfolio securities sales. See Guide 10 to
         Form N-2.

Certain Fund Service Providers

   26. Administrator (page 37). Please disclose the compensation to be paid to the
         Administrator. See Item 9.1.d of Form N-2.

   27. Please disclose the name and principal business address of the Fund s dividend-paying agent. See Item 9.1.e of Form N-2.


                      STATEMENT OF ADDITIONAL INFORMATION

Investment Objective and Policies

   28.   Non-Fundamental Policies (page 5). The first sentence in this section
notes that    the
         Fund will invest no more than 15% of its net assets in pooled investments investment vehicles, including other venture capital funds, that would be investment companies but
         for Section 3(c)(1) or Section 3(c)(7) of the [1940 Act].    Please
include this discussion
         in the strategy section of the prospectus.

   29.   Standing Committees (page 6). The disclosure describing the Nominating
and
         Compensation Committee notes that this committee is responsible for, among other
         things,    considering and evaluating nominee candidates properly
submitted by
         shareholders . . . .    Please describe the procedures shareholders
should follow in
         submitting recommended nominees. See Item 18.5.b.(4) of Form N-2.
 Mr. Van Duren, Esq.
July 29, 2021
Page 6


                                        *         *      *

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

         Should you have any questions regarding this letter, please contact me at (202) 551-
4716.

                                                      Sincerely,

                                                      /s/ Christopher R.
Bellacicco

                                                      Christopher R. Bellacicco
                                                      Attorney-Adviser

cc:     John C. Lee, Branch Chief
        Christian T. Sandoe, Assistant Director